Exhibit 99.1

                            Explanation of Responses:
                            -------------------------

     On April 11, 2008 (the "Closing Date"), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), purchased 192,307 shares of Series A Exchangeable Preferred Stock, par value $0.025 per share (the "Exchangeable Preferred Stock"), of Neurogen Corporation (the "Company"), and was issued a warrant (the "Warrant") exercisable for shares of the common stock of the Company, par value $0.025 (the "Common Stock"). The purchase of the shares of Exchangeable Preferred Stock and the issuance of the Warrant were made pursuant to that certain Securities Purchase Agreement, dated as of April 7, 2008, by and between the Company, WP VIII and other investor signatories thereto. The aggregate purchase price by WP VIII for the 192,307 shares of Exchangeable Preferred Stock and the Warrant was $5,999,978.40.

     On July 25, 2008, the Company's stockholders approved, among other things, the exchange of the Exchangeable Preferred Stock for shares of Common Stock. Upon such approval, all of the shares of Exchangeable Preferred Stock then held by WP VIII were automatically converted into 4,999,982 shares of Common Stock. Additionally, upon such approval, the Warrant became exercisable and, accordingly, upon exercise of the Warrant, WP VIII may purchase up to 2,499,991 shares of Common Stock at an exercise price of $2.30 per share at any time prior to April 11, 2013. The exercise price is subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Common Stock. The Warrant may be exercised in whole or in part and by cashless exercise.

     As of the date hereof, WP VIII is the direct record owner of 13,571,411 shares of Common Stock and the Warrant. The sole general partner of WP VIII is Warburg Pincus Partners, LLC, a New York limited liability company ("WPP LLC"). Warburg Pincus & Co., a New York general partnership ("WP"), is the managing member of WPP LLC. Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WP VIII. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of an indeterminate portion of the securities beneficially owned by WP VIII. Each of WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein.

     Jonathan S. Leff, a director of the Company, is a General Partner of WP and a Managing Director and Member of WP LLC. As such, Mr. Leff may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the securities of the Company beneficially owned by WP VIII. All such securities indicated as owned by Mr. Leff are included because of his affiliation with the above entities. Mr. Leff disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein. Mr. Leff also beneficially owns 66,042 options to acquire shares of Common Stock, which options were issued to him in his capacity as a director of the Company. Mr. Leff did not stand for re-election to the Company's Board of Directors at the Company's annual meeting and, accordingly, as of July 25, 2008, Mr. Leff is no longer a director of the Company.